February 24, 2020

Cipora Lavut
President, Board Chair
Aura Systems, Inc.
10541 Ashdale St.
Stanton, California 90680

       Re: Aura Systems, Inc.
           Amendment No. 2 to Form 10-K for the Fiscal Year Ended February 28, 2019
           Form 10-Q for the Quarterly Period Ended November 30, 2019
           Filed October 24, 2019 and January 14, 2020
           File No. 000-17249

Dear Ms. Lavut:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.



Amendment No. 2 to Form 10-K for the Fiscal Year Ended February 28, 2019

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note your audit opinion from KSP Group, Inc. does not conform to the format outlined in PCAOB Standard AS 3101, specifically paragraphs 8, 9, 10, 18 and 19 and PCAOB
      Standard AS 2415, specifically paragraphs 12 and 13, for an audit performed in accordance with the standards of the PCAOB. Please consult with KSP Group, Inc.
      and amend your Form 10-K to include an audit opinion that complies with the requirements of PCAOB Standards AS 3101 and AS 2415.
 Cipora Lavut
Aura Systems, Inc.
February 24, 2020
Page 2
For 10-Q for the Quarterly Period Ended November 30, 2019

Financial Statements
Statements of Shareholders' Deficit, page 4

2. In quarterly filings, please include Shareholders' Deficit Statements that present the information required by Rule 3-04 of Regulation S-X for the current and comparative year-to-date periods, with subtotals for each interim period, as required by Rule 8-03(a)(5)
         of Regulation S-X.

Notes to Condensed Financial Statements
Note 2 - Accounting Policies, page 5

3. We note you generated revenue during Fiscal Year 2020, including the delivery of generator units to distribution customers for military applications. Please explain to us, in greater detail, the following:
           The terms of your contracts with distribution customers, including return rights;
           Your performance obligations under your contracts;
           When and how you satisfy each performance obligation, including when and how you recognize the related revenue (i.e. "at a point in time" or "over time"); and
           How you determine the transaction price for contracts, including any consideration of sales incentives or other rebates, if applicable.
         In addition, please expand and clarify your revenue recognition policy and related disclosures and ensure they fully comply with ASC 606-10-50.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions.



FirstName LastNameCipora Lavut                                 Sincerely,
Comapany NameAura Systems, Inc.
                                                               Division of
Corporation Finance
February 24, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName